FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TAB LE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated January 2, 2007, regarding key events

Item 1

Lima, January 2nd, 2007

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Ref.-Key Events

Gentlemen:

According to Article 28 of the Peruvian Capital Markets Law, approved by Supreme Decree N° 093-2002-EF and the CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs you the following:

1.	On November 16th, 2006, Telefónica del Perú S.A.A. informed you that the General Shareholder’s Meetings of Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. (TPH) approved the merger project, which means that Telefónica del Perú will take in TPH, extinguishing its legal character. In addition, they established that the merger currency date would be the one in which the correspondent merger public deed was going to be granted.

2.	On December 30th, 2006, Telefónica del Perú and TPH executed before the public notary Eduardo Laos de Lama, the merger public deed before mentioned. As a consequence of that, we inform you that the merger between Telefónica del Perú and TPH became effective on said date.

We remain at your disposition for any additional information that you may deem necessary

Sincerely,

Julia María Morales Valentín

Stock Market Representative

TELEFÓNICA DEL PERÚ S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: January 5, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.